UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	or	Form 40-F	☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  December 27, 2024

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 27, 2024 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces that, on December 26, 2024 (Eastern Standard Time), the Company submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

 (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of the Company’s consolidated interim financial information under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 26, 2024. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

 (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2024	2024
Assets:
Cash and deposits with banks	¥78,750,443	¥74,548,831
Call loans and bills bought	5,336,280	4,333,608
Reverse repurchase agreements and cash collateral on securities borrowed	14,148,667	19,661,321
Trading assets	6,512,061	5,911,774
Derivative financial instruments	9,909,272	8,634,011
Financial assets at fair value through profit or loss	2,376,129	2,249,857
Investment securities	30,149,837	32,112,677
Loans and advances	121,716,465	118,780,427
Investments in associates and joint ventures	1,552,645	1,603,580
Property, plant and equipment	1,347,093	1,324,835
Intangible assets	1,025,548	1,051,327
Other assets	8,327,942	7,910,902
Current tax assets	61,175	25,839
Deferred tax assets	58,080	47,758
Total assets	¥281,271,637	¥278,196,747
Liabilities:
Deposits	¥182,097,319	¥178,508,958
Call money and bills sold	3,138,049	4,221,905
Repurchase agreements and cash collateral on securities lent	20,166,958	22,004,657
Trading liabilities	4,924,490	4,718,056
Derivative financial instruments	11,877,473	9,516,233
Financial liabilities designated at fair value through profit or loss	498,284	545,667
Borrowings	16,107,158	16,529,331
Debt securities in issue	14,075,084	13,147,317
Provisions	231,319	291,603
Other liabilities	11,025,782	11,782,176
Current tax liabilities	170,284	115,537
Deferred tax liabilities	680,339	444,675
Total liabilities	264,992,539	261,826,115
Equity:
Capital stock	2,344,038	2,345,961
Capital surplus	663,265	662,639
Retained earnings	7,769,222	7,828,663
Treasury stock	(167,671)	(34,102)
Equity excluding other reserves	10,608,854	10,803,161
Other reserves	4,070,834	3,751,932
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	14,679,688	14,555,093
Non-controlling interests	137,066	132,887
Equity attributable to other equity instruments holders	1,462,344	1,682,652
Total equity	16,279,098	16,370,632
Total equity and liabilities	¥281,271,637	¥278,196,747

Consolidated Income Statements (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2023	2024
Interest income	¥2,776,392	¥3,342,131
Interest expense	1,887,450	2,157,113
Net interest income	888,942	1,185,018

Fee and commission income	690,715	788,350
Fee and commission expense	119,089	150,434
Net fee and commission income	571,626	637,916

Net trading income (loss)	487,524	(179,020)
Net income (loss) from financial assets and liabilities at fair value through profit or loss	79,984	(10,731)
Net investment income	61,733	72,343
Other income	57,734	47,052
Total operating income	2,147,543	1,752,578

Impairment charges on financial assets	130,253	105,062
Net operating income	2,017,290	1,647,516

General and administrative expenses	1,072,003	1,186,749
Other expenses	129,601	190,033
Operating expenses	1,201,604	1,376,782

Share of post-tax profit of associates and joint ventures	55,286	47,454
Profit before tax	870,972	318,188

Income tax expense	208,185	52,692
Net profit	¥662,787	¥265,496

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥651,127	¥250,215
Non-controlling interests	5,891	2,127
Other equity instruments holders	5,769	13,154

Earnings per share(1):
Basic	¥162.60	¥63.75
Diluted	162.55	63.74

(1)

As resolved by the board of directors on May 15, 2024, the Company implemented a stock split on its common stock with an effective date of October 1, 2024, whereby each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024 was split into three shares. Basic and diluted earnings per share are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2024.

Consolidated Statements of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2023	2024
Net profit	¥662,787	¥265,496

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(6,886)	10,356
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	760,840	(291,120)
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	(7,589)	2,747
Share of other comprehensive income (loss) of associates and joint ventures	1,790	675
Income tax relating to items that will not be reclassified	(223,425)	83,756
Total items that will not be reclassified to profit or loss, net of tax	524,730	(193,586)

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(484,785)	303,502
Reclassification adjustments for (gains) losses included in net profit, before tax	45,420	(50,202)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	487,098	(125,705)
Share of other comprehensive income (loss) of associates and joint ventures	33,910	45,804
Income tax relating to items that may be reclassified	132,461	(77,513)
Total items that may be reclassified subsequently to profit or loss, net of tax	214,104	95,886

Other comprehensive income (loss), net of tax	738,834	(97,700)
Total comprehensive income	¥1,401,621	¥167,796

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,386,696	¥152,920
Non-controlling interests	9,156	1,722
Other equity instruments holders	5,769	13,154